UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): January 13, 2020 (January 10, 2020)

WESCO INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-14989	25-1723342
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 West Station Square Drive Suite 700 Pittsburgh, Pennsylvania	15219
(Address of principal executive offices)	(Zip Code)
(412) 454-2200
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $.01 per share	WCC	New York Stock Exchange

Item 1.01.          Entry Into a Material Definitive Agreement.

On January 10, 2020, WESCO International, Inc., a Delaware corporation (“WESCO”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Anixter International Inc., a Delaware corporation (“Anixter”), and Warrior Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of WESCO (“Merger Sub”).

Merger Agreement

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Anixter (the “Merger”), with Anixter surviving the Merger and continuing as a wholly owned subsidiary of WESCO.

At the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Anixter (subject to limited exceptions, including shares with respect to which dissenters’ rights have been validly exercised in accordance with Delaware law) will be converted into the right to receive (i) $70.00 in cash, without interest, subject to adjustment as described below and as otherwise specified in the Merger Agreement (the “Cash Consideration”), (ii) 0.2937 shares of common stock of WESCO (the “Common Stock Consideration”), subject to adjustment as specified in the Merger Agreement to ensure that the issuance of shares of WESCO common stock at the Effective Time does not exceed 19.9% of the shares of WESCO common stock then outstanding, and (iii) 0.6356 depositary shares (the “Preferred Stock Consideration”), each representing a 1/1,000th interest in a share of newly issued fixed-rate reset cumulative perpetual WESCO preferred stock, Series A, $25,000 stated amount per whole preferred share (the “Series A Preferred Stock”), subject to adjustment as specified in the Merger Agreement (collectively, the “Merger Consideration”).

The Merger Agreement provides for downside protection for the value of the Common Stock Consideration, such that if the volume-weighted average trading price of WESCO common stock on the New York Stock Exchange (“NYSE”) during a specified period prior to closing (the “Average WESCO Stock Price”) is less than $58.88 but greater than $47.10, the amount of the Cash Consideration will be increased to offset the decline in the value of the Common Stock Consideration below $58.88, up to a maximum cash increase of $2.82 per share of Anixter common stock.  If the Average WESCO Stock Price is less than $47.10, the amount of the Cash Consideration will be increased by $2.82.

The Merger Agreement also provides that WESCO may elect to substitute additional Cash Consideration to reduce the Preferred Stock Consideration on a dollar-for-dollar basis (valuing the Preferred Stock Consideration for this purpose based on the value of the liquidation preference of the underlying Series A Preferred Stock).  WESCO may not, however, reduce the Preferred Stock Consideration if the aggregate face amount of the Preferred Stock Consideration issued would be less than $100 million, unless the Preferred Stock Consideration issued is reduced to zero.

The board of directors of WESCO has unanimously approved the Merger Agreement.  The board of directors of Anixter has also unanimously approved the Merger Agreement and resolved to recommend the adoption of the Merger Agreement by Anixter stockholders, who will be asked to vote on such proposal and other related proposals at a special meeting of Anixter’s stockholders.

Series A Preferred Stock

Subject to consummation of the Merger and WESCO’s right to reduce the Preferred Stock Consideration as specified in the Merger Agreement and as described above, the Series A Preferred Stock will have the designation and number of shares, and the relative powers, preferences, rights, qualifications, limitations and restrictions of the shares of such series, as set forth in the Form of Certificate of Designations attached as “Exhibit E” to the Merger Agreement.

Treatment of Company Options and Restricted Stock Units

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each in-the-money Anixter stock option, and each Anixter restricted stock unit award granted prior to January 10, 2020, will vest (in the case of any performance-based restricted stock unit award, with the level of achievement of performance-based vesting criteria measured in accordance with the terms of the applicable award agreement) and be cancelled in exchange for the right to receive, in respect of each underlying share of Anixter common stock, a cash payment equal to the value of the Merger Consideration (equal to the sum of $70.00 in cash, plus the value of 0.2937 shares of WESCO common stock determined based on a specified volume weighted average trading price, plus $15.89 in respect of the Preferred Stock Consideration, in each case, subject to the adjustments described above and specified in the Merger Agreement), less the applicable per share exercise price in the case of a stock option.   Out-of-the-money Anixter stock options will be cancelled at the Effective Time for no consideration.  At the Effective Time, each Anixter restricted stock unit award granted on or after January 10, 2020 will be converted into a cash-settled WESCO phantom stock unit award.

Financing

In connection with the execution of the Merger Agreement, WESCO entered into a commitment letter, dated as of January 10, 2020, with Barclays Bank PLC (“Barclays”), pursuant to which Barclays has committed to provide, subject to the terms and conditions of the commitment letter, a senior secured asset based revolving credit facility in aggregate principal amount of $1.2 billion and an unsecured bridge facility in aggregate principal amount of $3.125 billion.

Conditions Precedent to the Merger

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approval from Anixter stockholders, (2) the expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), expiration or termination of the waiting period applicable to the Merger under the Competition Act (Canada), and clearance under the antitrust laws of certain foreign jurisdictions, (3) the absence of certain orders or laws preventing consummation of the Merger, (4) the effectiveness of the registration statement on Form S-4 to be filed by WESCO with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Merger, and the absence of any stop order issued by the SEC or related proceeding commenced by the SEC, in each case suspending the effectiveness of the Form S-4 and (5) the authorization for listing on NYSE of the shares of WESCO common stock and the depositary shares representing shares of the Series A Preferred Stock to be issued in connection with the Merger.  The obligation of each party to consummate the Merger is also subject to other customary closing conditions, including, among others, the absence of a material adverse effect with respect to the other party.

Termination

The Merger Agreement contains termination rights for either or each of Anixter and WESCO, including, among others:

•
by either party if the consummation of the Merger does not occur on or before July 10, 2020 (as it may be extended as set forth below, the “Outside Date”), subject to an initial extension to October 13, 2020 for purposes of satisfying specified reciprocal closing conditions, including obtaining U.S. and certain foreign antitrust clearance, approval by Anixter’s stockholders, the absence of certain orders or laws preventing the consummation of the Merger, the authorization of the NYSE to list the Common Stock Consideration and the Preferred Stock Consideration or effectiveness of the Form S-4, and subject to a further extension to January 11, 2021 for certain limited purposes, including obtaining U.S. and certain foreign antitrust clearance or orders or laws preventing the consummation of the Merger;

•	by either party if the Merger becomes subject to a final, non-appealable law or order restraining, enjoining, rendering illegal or otherwise prohibiting the Merger;

•	by either party if the Merger Agreement is not approved by Anixter’s stockholders; and

•
subject to the requirements of the Merger Agreement, by Anixter if it wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Company Proposal (as such term is defined in the Merger Agreement).

Upon termination of the Merger Agreement under specified circumstances, including the termination by WESCO in the event of a change of recommendation by the board of directors of Anixter or by Anixter to enter into a definitive agreement with respect to a Superior Company Proposal, Anixter would be required to pay WESCO a termination fee of $100 million.  The Merger Agreement also provides that if the Anixter stockholders fail to approve the Merger absent a change in recommendation by the board of directors of Anixter, Anixter would be required to reimburse WESCO for its actual expenses incurred in connection with the Merger, up to $25 million, with such expense reimbursement creditable against any termination fee paid by Anixter to WESCO.  Upon termination of the Merger Agreement under specified circumstances, including the termination by either party because certain required regulatory clearances either are not obtained before the Outside Date or are denied, WESCO would be required to pay Anixter a reverse termination fee of $190 million.

Other Matters

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Anixter is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions.  Subject to certain exceptions, Anixter is required to call a meeting of its stockholders to vote on a proposal to approve the Merger Agreement and to recommend that its stockholders approve the Merger Agreement.

The Merger Agreement contains customary representations and warranties of Anixter, WESCO and Merger Sub relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers.  Additionally, the Merger Agreement provides for customary pre-closing covenants of Anixter and WESCO, including a covenant of Anixter relating to conducting its business in the ordinary course between execution of the Merger Agreement and the Effective Time, and covenants of each party to refrain from taking certain actions prior to the Effective Time without the other party’s consent.  Anixter and WESCO also agreed to use reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act and certain foreign antitrust laws, subject to certain exceptions, including that WESCO is not required to take any action that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on WESCO, Anixter and their respective subsidiaries, taken as a whole, after giving effect to the Merger.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K (this “Report”) is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms.  It is not intended to provide any other factual information about Anixter or WESCO.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Anixter’s or WESCO’s public disclosures.

Voting Agreement

On January 10, 2020, in connection with the execution of the Merger Agreement, certain stockholders of Anixter (collectively, the “Voting Agreement Stockholders”) associated with Samuel Zell, the Chairman of the board of directors of Anixter, entered into a voting and support agreement (the “Voting Agreement”) with WESCO and Anixter.  Pursuant to the Voting Agreement, each Voting Agreement Stockholder has agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Anixter common stock beneficially owned by such Voting Agreement Stockholder, or that may otherwise become beneficially owned by such Voting Agreement Stockholder during the term of the Voting Agreement, in favor of adopting the Merger Agreement and against any action, agreement or proposal that could reasonably be expected to delay, postpone or adversely affect consummation of the Merger and other transactions contemplated by the Merger Agreement.  Each Voting Agreement Stockholder also agreed not to transfer shares of Anixter common stock during the term of the Voting Agreement, subject to certain exceptions, including the ability to donate up to 600,000 shares of Anixter common stock to charitable organizations, free of restrictions under the Voting Agreement.  As of January 10, 2020, the Voting Agreement Stockholders held approximately 10.8% of the issued and outstanding shares of Anixter.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) with respect to any Voting Agreement Stockholder, the election of such Voting Agreement Stockholder to terminate the Voting Agreement following any amendment of the Merger Agreement that reduces or changes the form of consideration payable pursuant to the Merger Agreement.

The foregoing summary of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 3.03.          Material Modification to Rights of Security Holders.

The information contained in Item 1.01 of this Report is incorporated by reference into this Item 3.03.

Item 8.01.          Other Events.

On January 13, 2020, WESCO and Anixter issued a joint press release announcing the entry into the Merger Agreement.  A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the announcement of the Merger Agreement, WESCO and Anixter intend to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Item 9.01.          Financial Statements and Exhibits.

(d)          Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 10, 2020, by and among WESCO International, Inc., Warrior Merger Sub, Inc. and Anixter International Inc.*

10.1	Voting Agreement, dated as of January 10, 2020, by and among WESCO International Inc. and the stockholders of Anixter International Inc. listed on Schedule A thereto.

99.1	Press Release, dated January 13, 2020.

99.2	Investor Presentation, dated January 13, 2020.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted.  The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, WESCO International, Inc. (“WESCO”) expects to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of WESCO that also constitutes a preliminary proxy statement of Anixter International Inc. (“Anixter”). After the registration statement is declared effective Anixter will mail a definitive proxy statement/prospectus to stockholders of Anixter. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that WESCO or Anixter may file with the SEC and send to Anixter’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at http://investors.anixter.com/financials/sec-filings.

Participants in the Solicitation

WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended December 28, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

All statements made herein that are not historical facts should be considered as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially.  These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address each company’s expected future business and financial performance and other statements identified by words such as “anticipate”, “plan”, “believe”, “estimate”, “intend”, “expect”, “project”, “will” and similar words, phrases or expressions.  These forward-looking statements are based on current expectations and beliefs of the management of WESCO and Anixter (as the case may be), as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of each company’s and each company’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements.  Accordingly, you should not place undue reliance on such statements.

Those risks, uncertainties and assumptions include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock or Anixter’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected.  All such factors are difficult to predict and are beyond WESCO’s control.  Additional factors that could cause results to differ materially from those described above can be found in WESCO’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on WESCO’s website at http://wesco.investorroom.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Anixter’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anixter’s website at http://investors.anixter.com/financials/sec-filings and on the SEC’s website at http://www.sec.gov.

Forward-looking statements speak only as of the date of this communication.  Neither WESCO nor Anixter undertake any intent or obligation to publicly update or revise any of the estimates and other forward-looking statements made in this announcement, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO INTERNATIONAL, INC.

Date: January 13, 2020	By:	/s/ David S. Schulz
		Name:	David S. Schulz
		Title:	Senior Vice President and Chief Financial Officer